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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                          Commission File Number
                                                                 ---------------


                              ADT Operations, Inc.
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             (Exact Name of registrant as specified in its charter)


          The Delaware Trust Building, 902 Market Street, 13th Floor,
                           Wilmington, Delaware 19801
                                 (603) 778-9700
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          8 1/4% Senior Notes Due 2000
                   9 1/4% Senior Subordinated Notes Due 2003
                     Liquid Yield Option(TM) Notes Due 2010
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           (Title of each class of securities covered by this Form)



                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [ ]               Rule 12h-3(b)(1)(ii)   [ ]
          Rule 12g-4(a)(1)(ii)  [ ]               Rule 12h-3(b)(2)(i)    [ ]
          Rule 12g-4(a)(2)(i)   [ ]               Rule 12h-3(b)(2)(ii)   [ ]
          Rule 12g-4(a)(2)(ii)  [ ]               Rule 15d-6             [ ]
          Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certification or notice date:


     Less than 100 holders of record for each item covered by this Form 15.
     ----------------------------------------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, ADT Operations, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: December 19, 1997                      ADT Operations, Inc.


                                             By: /s/ Mark H. Swartz
                                             -------------------------------
                                             Name: Mark H. Swartz
                                             Title: Authorized Officer